FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

Lakeside Drive, Park Royal, London, NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ________

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ________

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 December 2010

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (01 December 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (17 December 2010)
Announcement Mr Walsh and those Persons Discharging Managerial Responsibility (“PDMRs”) inform the company of their beneficial interests. (01 December 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (20 December 2010)
Announcement Company announces correction regarding headline of announcement on 30 November 2010. (02 December 2010)	Announcement Mr Gosnell, a PDMR, informs the company of his beneficial interests. (21 December 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (03 December 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (22 December 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (06 December 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (24 December 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (08 December 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (29 December 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (10 December 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (31 December 2010)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh and PDMRs inform the Company of their interests therein.
Dr Humer informs the Company of his beneficial interests.
(10 December 2010)
Announcement Company announces total voting rights. (31 December 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (13 December 2010)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:47 01-Dec-2010
Number	01546-9F37

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 435,198 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 251,497,407 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,477,355.

J Nicholls

Deputy Company Secretary

1 December 2010

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:48 01-Dec-2010
Number	01548-B450

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 1 December 2010 that the following directors and persons discharging managerial responsibilities ("PDMR") had today received ordinary shares of 28 101/108 pence in the Company ("Ordinary Shares") upon the exercise of options under the Diageo UK Sharesave Scheme 2000, as follows:

Name of Director	Grant Date	Option Price	No. of Ordinary Shares

PS Walsh	13 October 2005	£6.53	2,465

NB Blazquez	13 October 2005	£6.53	493

AJ Fennell	13 October 2005	£6.53	1,479

As a result of these transactions, the interests of the director and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) have increased as follows:

Name of Director	No. of Ordinary Shares

PS Walsh	666,239

Name of PDMR	No. of Ordinary Shares

NB Blazquez	51,269

AJ Fennell	6,540

J Nicholls

Deputy Company Secretary

1 December 2010

Company	Diageo PLC
TIDM	DGE
Headline	Correction : Total Voting Rights
Released	15:39 02-Dec-2010
Number	01607-6EF7

This announcement replaces the announcement released on 30 November 2010 as the headline was incorrect.

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,753,974,762 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 251,932,605 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,502,042,157 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

30 November 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:40 03-Dec-2010
Number	01438-5D70

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 26,180 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 251,471,227 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,503,535.

J Nicholls

Deputy Company Secretary

3 December 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:19 06-Dec-2010
Number	01418-886E

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 7,484 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 251,463,743 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,511,019.

J Nicholls

Deputy Company Secretary

6 December 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:53 08-Dec-2010
Number	01452-A5F2

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 406 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 251,463,337 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,511,425.

J Nicholls

Deputy Company Secretary

8 December 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:20 10-Dec-2010
Number	01518-0AAA

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 2,417 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 251,460,920 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,513,842.

J Nicholls

Deputy Company Secretary

10 December 2010

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:21 10-Dec-2010
Number	01519-26E9

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

 1. It received notification on 10 December 2010 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 December 2010 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

PS Walsh	15

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 December 2010 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	17

S Fletcher	15

D Gosnell	15

J Grover	15

A Morgan	15

G Williams	15

I Wright	15

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £11.81.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 December 2010 from Dr FB Humer, a director of the Company, that he had purchased 673 Ordinary Shares on 10 December 2010 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £11.81.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	28,031

PS Walsh	666,254

Name of PDMR	Number of Ordinary Shares

N Blazquez	51,286

S Fletcher	94,961

D Gosnell	72,480

J Grover	154,441

A Morgan	150,329

G Williams	185,897 (of which 6,144 are held as ADS*)

I Wright	25,127

J Nicholls

Deputy Company Secretary

10 December 2010

*1 American Depositary Share is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:12 13-Dec-2010
Number	01212-F874

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 31,896 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 251,429,024Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,545,738.

PD Tunnacliffe

Company Secretary

13 December 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:30 17-Dec-2010
Number	01230-ACA8

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 18,842 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 251,408,669 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,566,093.

PD Tunnacliffe

Company Secretary

17 December 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:20 20-Dec-2010
Number	01420-ABBC

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 12,533 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 251,396,136 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,578,626.

PD Tunnacliffe

Company Secretary

20 December 2010

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:43 21-Dec-2010
Number	01543-4C8D

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that the following Person Discharging Managerial Responsibilities ("PDMR") had on 21 December 2010 transferred the below listed ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") held in his own name to his spouse:

Name of PDMR		Number of Ordinary Shares transferred to spouse

David Gosnell	Mrs Susan Gosnell	8,052

The interests of the PDMR in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interest as potential beneficiary of the Company's Employee Benefit Trusts) are unchanged as a result of the above transaction.

PD Tunnacliffe

Company Secretary

21 December 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:12 22-Dec-2010
Number	01411-E0A5

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 72,508 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 251,323,628 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,651,134.

PD Tunnacliffe

Company Secretary

22 December 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	11:16 24-Dec-2010
Number	01116-D74C

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 52,529 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 251,271,099 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,703,663.

PD Tunnacliffe

Company Secretary

24 December 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:00 29-Dec-2010
Number	01159-A532

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 53,215 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 251,217,884 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,756,878.

J Nicholls

Deputy Company Secretary

29 December 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:40 31-Dec-2010
Number	01239-6F94

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 32,797 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 995.16 pence per share.

Following this release, the Company holds 251,185,087 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,502,789,675.

J Nicholls

Deputy Company Secretary

31 December 2010

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	12:45 31-Dec-2010
Number	01240-9320

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,753,974,762 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 251,185,087Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,502,789,675 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

31 December 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 5 January 2011	By:	/s/ C Kynaston
	Name:	C Kynaston
	Title:	Assistant Company Secretary